SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                SCHEDULE 13E-4
                               (AMENDMENT NO. 2)
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            RALCORP HOLDINGS, INC.
                               (NAME OF ISSUER)

                            RALCORP HOLDINGS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

         PAR VALUE $.01 COMMON STOCK                       751028-10-1
 (TITLE OF CLASS OF SECURITIES)         (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ____________

                                R. W. LOCKWOOD
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            RALCORP HOLDINGS, INC.
                          800 MARKET ST., SUITE 2900
                           ST. LOUIS, MISSOURI 63101
                                (314) 877-7000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF PERSONS(S) FILING STATEMENT)
                                 ____________

                                  COPIES TO:

                             ROBERT SCHUMER, ESQ.
                   PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                (212) 373-3000

                               OCTOBER 16, 1998
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                                 ____________


                           CALCULATION OF FILING FEE

             _____________________________________________________


   TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
____________________________________________________________________________
           $80,000,000                                       $23,600
____________________________________________________________________________

* Calculated solely for the purpose of calculating the filing fee, based on the purchase of 5,000,000 shares at $16.00 per share.

[  ]    Check  box  if  any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount  Previously  Paid:     Not applicable     Filing party:  Not applicable
Form or Registration No.:     Not applicable     Date Filed:    Not applicable

            _____________________________________________________

                             PURPOSE OF AMENDMENT

The Tender Offer Statement on Schedule 13E-4 dated October 16, 1998 relating to the offer by Ralcorp Holdings, Inc. (The "Company") to purchase up to 5,000,000 shares of the Company's $.01 par value common stock (the "Shares") (including the associated Stock Purchase Rights issued pursuant to the Shareholder Protection Rights Agreement, dated as of December 27, 1996, between the Company and the Rights Agent named therein, as amended), at per share prices specified by tendering stockholders not in excess of $16.00 nor less than $14.00 per Share, in cash, net to the stockholder, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated October 16, 1998 and in the related Letter of Transmittal, is hereby amended to incorporate the information included in the exhibit referred to below.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS. Item 9 hereby is amended to include the following additional exhibit:

   (a)(9) Text of Press Release issued by the Company dated November 16, 1998.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 16, 1998

RALCORP HOLDINGS,  INC.

/s/  J. R. Micheletto
____________________________
(Name)   J. R. Micheletto
(Title)  Chief Executive Officer